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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549




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                                   FORM 11-K
                    Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934
                  for the Fiscal Year Ended December 31, 2000



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                          EMPLOYEE STOCK PURCHASE PLAN
                         INTERSTATE HOTELS CORPORATION
                                Foster Plaza Ten
                               680 Andersen Drive
                         Pittsburgh, Pennsylvania 15220
                                 (412) 937-0600



                                    0-26805
                              (Commission File No.)














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                         [PRICEWATERHOUSECOOPERS LOGO]


                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of the
Interstate Hotels Corporation
Employee Stock Purchase Plan:

In our opinion, the accompanying statements of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the financial position of the Interstate Hotels Corporation Employee Stock Purchase Plan at December 31, 2000 and 1999, and the results of its operations for the year ended December 31, 2000 and for the period October 1, 1999 (inception) to December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 6, Interstate Hotels Corporation terminated the Interstate Hotels Corporation Employee Stock Purchase Plan in February 2001.

                                            /s/ PRICEWATERHOUSECOOPERS LLP

March 29, 2001


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                         INTERSTATE HOTELS CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                       STATEMENTS OF FINANCIAL CONDITION
                           December 31, 1999 and 2000

                                    -------


                                                       1999          2000
                                                     --------      --------
Assets:
    Employee contributions receivable                $205,271      $214,982
                                                     --------      --------

    Total assets                                     $205,271      $214,982
                                                     ========      ========

Plan equity                                          $205,271      $214,982
                                                     ========      ========







    The accompanying notes are an integral part of the financial statements.


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                         INTERSTATE HOTELS CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY for the period from October 1, 1999 (inception) to December 31, 1999 and for the year ended December 31, 2000

                                     -------


                                                          1999           2000
                                                        --------       --------

Additions:
     Employee contributions                             $205,271      $ 627,205

Deductions:
     Purchase of shares issued to participants                --       (617,494)
                                                        --------      ---------

     Total income and increase in plan equity           $205,271      $   9,711
                                                        --------      ---------

Plan equity at beginning of period                            --        205,271
                                                        --------      ---------

Plan equity at end of period                            $205,271      $ 214,982
                                                        ========      =========





    The accompanying notes are an integral part of the financial statements.

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                         INTERSTATE HOTELS CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.       Description of Plan:

         The Interstate Hotels Corporation Employee Stock Purchase Plan and the Interstate Hotels Canadian Employee Share Purchase Plan (collectively, the "Plan") were formed on October 1, 1999 for the purpose of providing eligible employees of Interstate Hotels Corporation (the "Company") and its subsidiaries with opportunities to purchase stock of the Company through offerings made under the Plan up to a maximum of 25,000 shares, per employee. An eligible employee is one who is employed to work for more than 20 hours per week or more than five months per calendar year, and has completed at least 12 consecutive months of employment. Eligible employees may contribute in whole percentages between 1% and 8% of their compensation, as defined by the Plan. Shares are purchased at 85% of the lesser of the fair market value on the first day of the stock purchase offering period or the last day of the same period. The fair market value of the stock available for purchase by an eligible employee may not exceed $25,000 per calendar year. The initial stock purchase offering period began on October 30, 1999 and ended on June 30, 2000. Thereafter, the offering periods will represent two six-month periods in a calendar year. The maximum number of shares that may be issued under the Plan is 400,000.

         The administrator, Merrill Lynch, Pierce, Fenner & Smith Incorporated, purchases and allocates the shares to the participants. The Plan does not maintain cash or share investments on behalf of the participants. Shares are held by the administrator in accounts on behalf of each individual participant. Each participant may request deliverance of the shares, and earnings thereon, directly from the administrator at any time. As of December 31, 1999 and 2000 there were 522 and 371 participants in the Plan, respectively.

         These financial statements have been prepared for the period from October 1, 1999 (inception) to December 31, 1999 and for the year ended December 31, 2000.


2.       Summary of Significant Accounting Policies:

         1) The transactions of the Plan, including participant contributions, are accounted for on the accrual basis of accounting. The Company does not make contributions to the Plan.

         2) Administrative expenses incurred by the Plan are paid by the Company.


3.       Use of Estimates:

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates may also affect the changes in Plan equity during the reporting period. Actual results may differ from those estimates.


4.       Purchase of Shares Issued to Participants:

         Details related to the purchase of shares issued by the Plan from October 1, 1999 (inception) to December 31, 1999 and for the year ended December 31, 2000 are as follows:

                                                                   Number of
                                                                    Shares        Total Cost
                                                                    --------      ----------

             Issued during the period ended December 31, 1999             --       $     --

             Issued during the year ended December 31, 2000          247,303        617,494
                                                                     -------       --------


                       Total shares issued from inception
                         through December 31, 2000                   247,303       $617,494
                                                                     =======       ========

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                    NOTES TO FINANCIAL STATEMENTS, continued
                                     -------


5.       Federal Income Taxes:

         The Plan does not pay federal income taxes and qualifies as a non-compensatory plan under Section 423 of the Internal Revenue Code. If a participant disposes of any stock within one year from the date of purchase or within two years of the date of the offering (the "Holding Period"), the participant is required to pay ordinary income tax on the difference between the sale price and the purchase price. Additionally, the Company recognizes a tax deduction for the income that has been taxed at the individual level.

         If a participant disposes of the stock after the Holding Period, the participant is required to pay ordinary income tax on the 15% discount received at the time of purchase and capital gains tax on the remaining difference between the sale price and the purchase price. In this situation, there is no effect on the Company's income tax liability.

6.       Subsequent Event:

         On January 11, 2001, the Compensation Committee of the Company's Board of Directors authorized the Company to terminate the Plan due to the depletion of the number of shares authorized for issuance under the Plan and accordingly, the Company terminated the Plan. The final allocation of 152,696 shares to the participants, valued at $214,982, occurred on February 12, 2001 for the purchase period ended December 31, 2000.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on March 30, 2001.

                                              INTERSTATE HOTELS CORPORATION
                                              EMPLOYEE STOCK PURCHASE PLAN

                                              By:  /s/ SHERWOOD M. WEISER
                                                 -------------------------------
                                                       Sherwood M. Weiser
                                                            Chairman,
                                                     Compensation Committee
                                                    of the Board of Directors
                                                of Interstate Hotels Corporation
                                                       (Plan Administrator)



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